1900 K Street, NW
Washington, DC 20006-1110
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

COREY F. ROSE

corey.rose@dechert.com
+1 202 261 3314 Direct

February 10, 2023

VIA EDGAR

Jeffrey A. Foor

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Hartford Schroders Private Opportunities Fund
(File Nos. 333-262271 and 811-23776)
Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2

Dear Mr. Foor:

This letter responds to the comments provided to Alice A. Pellegrino, Alexander C. Karampatsos, and me during a telephonic discussion on December 16, 2022, in connection with your review of Pre-Effective Amendment No. 1 (the “Amendment”) to the registration statement on Form N-2 (the “Registration Statement”) for Hartford Schroders Private Opportunities Fund (the “Fund”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on October 28, 2022. The comments of the SEC staff (“Staff”), followed by the Fund’s responses, are set forth below. The Fund will file Pre-Effective Amendment No. 2, which reflects the responses below. Unless otherwise defined herein, capitalized terms have the meanings attributed to such terms in the Registration Statement.

Prospectus

Comment 1.      The Hartford Schroders Private Opportunities Fund has the term “private” in its name. In our view, the use of this term by the Fund implicates Rule 35d-1 under the Investment Company Act of 1940 (the “Names Rule”).

On page 1, the prospectus states, “Under normal circumstances, the Fund intends to invest and/or make capital commitments of at least 80% of its assets in or to private equity investments of any type….” Please revise this statement as the Fund may not count unfunded commitments towards its 80% investment policy since that test is based on “net assets.” In the alternative, the Fund may adjust its name to satisfy the Names Rule.

February 10, 2023

Response 1. The Fund respectfully disagrees with the Staff’s view that the use of the term “private” in the Fund’s name implicates the Names Rule. Thus, the Fund respectfully submits that the use of the term “private” in the Fund’s name does not require the Fund to establish a policy of investing at least 80% of its assets in “private” investments, nor does it dictate the language used to describe any such policy that the Fund might otherwise choose to adopt. The term “private” is commonly understood to refer to a type of investment strategy that is effectuated through the use of various types of investments across many different industries. Investment decisions based on a “private” strategy may cause a fund to have exposure to many types of investments, including investment funds, direct equity investments in operating companies and other types of investments. The Fund respectfully submits that the term “private” refers to the Fund’s investment strategy, rather than to a specific type of investment. The Fund notes that the Names Rule does not apply to terms that suggest an investment objective or strategy. See Frequently Asked Questions about Rule 35d-1 (Investment Company Names) (hereinafter FAQ), at Question 9, available at www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm.

Notwithstanding all of the foregoing, the Fund has adopted an 80% investment policy that references the term “private.”

The Fund respectfully disagrees with the Staff’s view that unfunded capital commitments may not count towards the Fund’s 80% investment policy. The Fund notes that unfunded capital commitments are reflected on the Fund’s financial statements upon the execution of such unfunded capital commitments and the types of commitments the Fund anticipates making typically would be expected to become fully invested. Notwithstanding the foregoing, in response to the Staff’s comment, the Fund has changed its 80% investment policy to exclude unfunded capital commitments from the Fund’s 80% investment policy calculation.

Comment 2.       On page 63, the Staff notes that the “Summary of Terms—Share Repurchases by the Fund” section states that “[t]he Fund reserves the right to withhold up to 10% of the estimated Payment until after the completion of the annual audit of the Fund’s financial statements, when it will be promptly paid.” Please revise this prompt payment disclosure to state clearly that in no case will a fund make full payment of all consideration offered in any repurchase offer later than 65 days after the last day that shares may be tendered pursuant to the repurchase offer, except that 5% can be held back. The Staff does not believe that a 75-day payment period constitutes prompt payment under Rule 13e-4(f)(5) under the Securities Exchange Act of 1934.

Response 2.       The Fund has incorporated this comment.

February 10, 2023

Comment 3.      Also on page 63, the Staff notes that it remains unclear as to the purpose of the disclosed non-interest paying, non-transferable Promissory Note. The Staff’s concern is that such disclosure may confuse shareholders as to their legal right to obtain cash consideration under Rule 13e-4(f)(5) under the Securities Exchange Act of 1934. If the Promissory Note disclosure is retained:

a.	Please disclose the purpose of retaining this disclosure given that federal law requires prompt payment.

b.	Please confirm that the terms of the Promissory Note will require full payment within 65 days other than the potential hold back of up to 10%.

Response 3.

a.	The Fund has removed the Promissory Note disclosure.

b.	The Fund has removed the Promissory Note disclosure.

Comment 4.      On page 81, please change the header “Prior Performance of the Sub-Adviser” to “Prior Performance of Schroders Capital Management (US) Inc.”

Response 4.      The Fund has revised its disclosure in response to this comment. The revised header now will state “Prior Performance of Related Accounts.”

Statement of Additional Information

Comment 5.      On page 42, the section “Repurchase and Transfers of Shares—Repurchase Offers” states: “However, there can be no assurance that the Fund will have sufficient cash to pay for Shares that are being repurchased or that it will be able to liquidate Investments at favorable prices to pay for repurchased Shares.” We note that it is a fraudulent, deceptive or manipulative act if the person making a tender offer does not have a reasonable basis to pay cash for Shares being repurchased when that person commences the tender offer.

Response 5.       The Fund acknowledges the comment and has revised the disclosure accordingly.

*       *       *

February 10, 2023

Should you have any questions regarding this letter, please contact the undersigned at 202-261-3314.

Sincerely,

/s/ Corey F. Rose

Corey F. Rose

cc:	Alice A. Pellegrino
John V. O’Hanlon
Alexander C. Karampatsos